ANGLO AMERICAN

07021731

Company Secretarial Department

Catherine Marshall
Company Secretarial Assistant

Direct Fax +44 (0) 20 7968 8755
Direct Line +44 (0) 20 7698 8627
e-mail cmarshall@angloamerican.co.uk

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

SEC MAIL PROCESSING RECEIVED MAR 1 2 2007 WASH. D.C. 213 SECTION

2 March, 2007

SUPPL

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements on the following dates:

Sharebuyback

- 23 Feb – 5 Mar 2007

Director/PDMR intererests

- Anglo Platinum - Havenstein
- Butterfield Trust – 23 Feb / 2 Mar 2007
- Smith option exercise
- Wallington option exercise

PROCESSED
MAR 1 4 2007
THOMSON FINANCIAL

Other

- Scaw metals empowerment transaction
- Total voting rights

For and on behalf of Anglo American plc

Yours faithfully

C Marshall

Company Secretarial Assistant

Encs

3/13

K:\Min\Compsec\SEC\announce let to SEC.doc

Anglo American plc (the "Company")

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 18,463,264 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
26 February 2007	43,033
27 February 2007	22,327
28 February 2007	28,600
1 March 2007	254,824
2 March 2007	13,699

The Company was advised of these transactions on 2 March 2007.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but, save as explained in any footnotes below, were not connected with the transactions that took place on the abovementioned dates.

Directors	PDMRs
D A Hathorn	A E Redman
R Médori	R J King
S R Thompson	P M Baum
A J Trahar	R Havenstein
	R M Godsell
	P Smith*
	J N Wallington
	D M Weston

*Mr P Smith (a PDMR) was connected with a transaction that took place on 28 February 2007 in respect of 11,800 Ordinary Shares, which was the subject of a separate announcement.

Catherine Marshall
Company Secretarial Assistant
2 March 2007

Anglo American PLC ("the Company")

Directors' Interests

The Company announces that on 27 February 2007 Mr R Havenstein, a Person Discharging Managerial Responsibility of the Company, sold ordinary shares of ZAR0.10 each in the capital of a subsidiary of the Company, Anglo Platinum Limited as follows:

ANGLO PLATINUM LIMITED - DEALINGS IN SECURITIES BY DIRECTORS

Name of Director	:	Mr R Havenstein
Name of Company	:	Anglo Platinum Ltd
Date of Transaction	:	27 February 2007
Share Sale Price (per share)	:	R1 100,00
Amount of Shares	:	7 600 shares
Total Value	:	R8 360 000,00
Class of Security	:	Ordinary shares of 10 cents each
Option Strike Price	:	R236,43
Allocation Date	:	1 July 2003
Vesting Periods	:	9 100 options after 1 October 2003 15 400 options after 1 October 2004 7 800 options after 1 October 2005 15 600 options after 1 October 2006 2 100 options after 1 October 2007 All options must be taken up within 10 years of being granted
Nature of Transaction	:	Exercise of options and sale of shares
Nature of Interest	:	Beneficial
Confirmation of Clearance in terms of paragraph 3.66	:	Confirmed

The notification of this transaction is intended to satisfy the Company's obligations under both the Companies Act 1985 and the Listing and Disclosure Rules.

N Jordan
Company Secretary

ANGLO AMERICAN

News Release

1 March 2007

Scaw Metals announces equity empowerment transaction

Anglo American plc is pleased to announce that its Scaw Metals business has initiated an empowerment transaction for its South African assets, which has resulted in the formation of a new company, Scaw South Africa (Pty) Ltd (Scaw SA), with effect from 1 January 2007.

Scaw, an international manufacturer of steel and alloy iron products, is wholly owned by Anglo American and part of the Anglo Ferrous Metals and Industries division. The transaction will result in a black economic empowerment (BEE) consortium acquiring a 21% equity stake and a broad-based employee trust acquiring a 5% equity stake in the R5.3 billion ($704 million) South African business. Anglo American will hold the remaining 74%.

For further information:

Anglo American
Fiona Wrench - 011 638 2273
fwrench@angloamerican.co.za

Anglo American plc ("the Company")

Director/PDMR's Interests

The Company announces that on 28 February 2007 Mr P Smith, a Person Discharging Managerial Responsibility of the Company ("PDMR"), exercised options to acquire and immediately sold, ordinary shares of US$0.50 in the capital of the Company (the "Shares") under the Anglo American plc Rollover Scheme as follows:

Number of Share Options	Option Strike Price	Share Sale Price
11,800	ZAR51.25	£24.55

The notification of these transactions is to satisfy the Company's obligations under the Financial Services Authority Disclosure Rules 3.1.2 to 3.1.4.

Andy Hodges
Deputy Secretary
28 February 2007

Anglo American plc (the "Company")

Total voting rights

In accordance with the FSA's Disclosure and Transparency Rules, the Company announces that, at 6pm on 27 February 2007:

- it had 1,541,655,681 issued ordinary shares of US$0.50 each admitted to trading. Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of the Company;

- it held 55,718,240 ordinary shares in treasury. The voting rights of treasury shares are automatically suspended;

- accordingly, it had total voting rights of 1,485,937,441.

The total voting rights figure (1,485,937,441) may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Andy Hodges
Deputy Company Secretary
Anglo American plc
28 February 2007

Anglo American plc (the "Company")

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 18,825,747 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
19 February 2007	43,990
20 February 2007	26,411
21 February 2007	264,995
22 February 2007	31,462
23 February 2007	20,000

The Company was advised of these transactions on 23 February 2007.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but, save as explained in any footnotes below, were not connected with the transactions that took place on the abovementioned dates.

Directors	PDMRs
D A Hathorn	A E Redman
R Médori	R J King
S R Thompson	P M Baum
A J Trahar	R Havenstein
	R M Godsell
	P Smith
	J N Wallington*
	D M Weston

*Mr J N Wallington (a PDMR) was connected with a transaction that took place on 22 February 2007 in respect of 10,000 Ordinary Shares, which was the subject of a separate announcement.

Catherine Marshall
Company Secretarial Assistant
23 February 2007

Anglo American plc (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

The Company announces that on 22 February 2007, Mr J N Wallington, a Person Discharging Managerial Responsibility ("PDMR") of the Company, exercised and sold the following:

Number of Share Options	Option Price
10,000	£9.28

The shares acquired in terms of the options were sold at an average price of £25.60 each.

The notification of these transactions is to satisfy the Company's obligations under the Financial Services Authority Disclosure Rules 3.1.2 to 3.1.4.

N Jordan
Company Secretary
22 February 2007

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion announced in the interim results announcement of Friday 4 August 2006, the Company announces that on 2 March 2007 an independent company purchased 450,000 ordinary shares of the Company at prices between £23.45 and £24.57 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 55,868,240 ordinary shares in treasury, and has 1,485,787,441 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 64,015,778 ordinary shares, representing 4.31 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
5 March 2007

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion referred to in the interim results announcement of Friday 4 August 2006, the Company announces that on 1 March 2007 an independent company purchased 344,914 ordinary shares of the Company at prices between £23.51 and £24.48 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 25 April 2006, Anglo American plc purchased 100,000 of its ordinary shares on 1 March 2007 at prices between £23.50 and £24.25 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 55,868,240 ordinary shares in treasury, and has 1,485,787,441 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 63,565,778 ordinary shares, representing 4.28 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Andy Hodges
Deputy Company Secretary
Anglo American plc
2 March 2007

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion referred to in the interim results announcement of Friday 4 August 2006, the Company announces that on 28 February 2007 an independent company purchased 411,419 ordinary shares of the Company at prices between £24.12 and £24.62 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 25 April 2006, Anglo American plc purchased 50,000 of its ordinary shares on 28 February 2007 at prices between £24.12 and £24.15 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 55,768,240 ordinary shares in treasury, and has 1,485,887,441 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 63,220,864 ordinary shares, representing 4.25 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Company Secretarial Assistant
Anglo American plc
1 March 2007

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion referred to in the interim results announcement of Friday 4 August 2006, the Company announces that on 27 February 2007 an independent company purchased 395,311 ordinary shares of the Company at prices between £24.76 and £25.70 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 25 April 2006, Anglo American plc purchased 100,000 of its ordinary shares on 27 February 2007 at prices between £25.31 and £25.41 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 55,718,240 ordinary shares in treasury, and has 1,485,937,441 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 62,809,445 ordinary shares, representing 4.23 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Company Secretarial Assistant
Anglo American plc
28 February 2007

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion referred to in the interim results announcement of Friday 4 August 2006, the Company announces that on 23 February 2007 an independent company purchased 92,946 ordinary shares of the Company at prices between £25.52 and £25.98 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 25 April 2006, Anglo American plc purchased 32,402 of its ordinary shares on 23 February 2007 at prices between £25.50 and £25.60 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 55,618,240 ordinary shares in treasury, and has 1,486,037,441 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 62,414,134 ordinary shares, representing 4.20 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Company Secretarial Assistant
Anglo American plc
26 February 2007

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion referred to in the interim results announcement of Friday 4 August 2006, the Company announces that on 22 February 2007 an independent company purchased 62,192 ordinary shares of the Company at prices between £25.42 and £25.70 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 25 April 2006, Anglo American plc purchased 50,000 of its ordinary shares on 22 February 2007 at prices between £25.56 and £25.60 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 55,585,838 ordinary shares in treasury, and has 1,486,069,843 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 62,321,188 ordinary shares, representing 4.19 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Company Secretarial Assistant
Anglo American plc
23 February 2007

END